UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation, disclosure regarding material risks that an investor should consider, and interim unaudited consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the period ended March 31, 2009.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by a Post-Effective Amendment No. 1, filed on October 20, 2008 (the "Registration Statement").

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's  Annual Report on Form 20-F/A filed with the Securities  and Exchange Commission, or the Commission, on April 3, 2009 and Amendment No. 1 to the Company's Registration Statement on Form F-3, filed on October 20, 2008.

Results of Operations

Three months ended March 31, 2009, compared to the three months ended March 31, 2008.

Following our acquisition of Ocean Rig ASA, or Ocean Rig, we have two reportable segments, the Drybulk Carrier segment and the offshore Drilling Rigs segment.

For the Drybulk Carrier segment, Voyage Revenues decreased by $134.5 million, or 57.9%, to $97.6 million for the three-month period ended March 31, 2009, as compared to $232.1 million for the three-month period ended March 31, 2008. The decrease is attributable to the substantially decreased hire rates we earned during the three-month period ended March 31, 2009, as compared to the first quarter of 2008. For the Drilling Rigs segment, revenues from drilling contracts amounted to $99.0 million for the three-month period ended March 31, 2009.

We did not earn any revenues, and we did not incur any expenses from drilling contracts in the three months ended March 31, 2008, as we commenced consolidation of Ocean Rig on May 15, 2008, which was the date we gained control over our drilling rig subsidiary. Our interest in Ocean Rig was accounted for as an equity investee as of March 31, 2008 on the line "Equity in income of investee" in the income statement.

For the Drybulk Carrier segment, Voyage Expenses (including gains from sale of bunkers) decreased by $5.5 million, or 38.7%, to $8.7 million for the three-month period ended March 31, 2009, as compared to $14.2 million for the three-month period ended March 31, 2008. The decrease is mainly attributable to the decrease in commissions due to decreased voyage revenues. The Drilling Rigs segment did not incur any Voyage Expenses, as both rigs were operational under long-term contracts.

For the Drybulk Carrier segment, Operating Expenses increased by $0.4 million, or 2.2%, to $18.2 million for the three-month period ended March 31, 2009, as compared to $17.8 million for the three-month period ended March 31, 2008. The increase is mainly attributable to a slight increase in daily vessel operating expenses over the two periods. For the Drilling Rigs segment, Operating Expenses amounted to $34.0 million during the three-month period ended March 31, 2009.

For the Drybulk Carrier segment, Gain on sale of vessels decreased by $22.0 million to $2.4 million for the three-month period ended March 31, 2009, compared to $24.4 million for the three-month period ended March 31, 2008. During the three-month periods ended March 31, 2008 and 2009, we disposed of the vessels MV Matira and MV Paragon, respectively, for cash consideration of $45.5 million and $30.2 million, respectively. The Drilling Rig segment did not engage in asset sales during the three-month period ended March 31, 2009.

For the Drybulk Carrier segment, we recorded a Gain on contract cancellation of $15.3 million, which represents the deposits we retained in connection with the cancellation of the sales of MV La Jolla and MV Toro, during the three-month period ended March 31, 2009. We did not record a Gain on contract cancellation during the three-month period ended March 31, 2008. The Drilling Rig segment did not report any such gains during the three-month period ended March 31, 2009.

For the Drybulk Carrier segment, an amount of $186.1 million was recognized as a loss on contract termination fees and forfeiture of vessel deposits during the three-month period ended March 31, 2009. Of this total, a loss of $118.6 million is attributable to the transfer of our interests in the owning companies of three Capesize newbuildings to an unrelated party in which we (i) forfeited deposits of $38.6 million, (ii) made a cash payment of $30 million, and (iii) issued common shares with a market value of $50.0 million. Furthermore, of this total, a loss of $53.3 million is attributable to the fair value of consideration, consisting of 6.5 million common shares and 3.5 million warrants to purchase common shares, paid by the Company to related and third parties in connection with the cancellation of the acquisition of nine Capesize vessels. There were no such losses during the three-month period ended March 31, 2008. The Drilling Rigs segment did not have any loss on contract termination deposits or forfeiture of drilling rig deposits during the three-month period ended March 31, 2009.

Total Depreciation expense increased by $24.0 million, or 98.4%, to $48.4 million for the three-month period ended March 31, 2009, as compared to $24.4 million for the three-month period ended March 31, 2008. Of this increase, $4.6 million relates to the Drybulk Carrier segment and $19.4 million relates to the Drilling Rigs segment. The increase from the Drybulk Carrier segment is due to the additional depreciation charge relating to six vessels purchased during the last three quarters of 2008, partially offset by the reduction in depreciation charge for eight vessels disposed of subsequent to the first quarter of 2008. The increase in the depreciation charge for the vessels purchased during the last three quarters of 2008 exceeded the reduction in the depreciation charge for the vessels disposed of subsequent to the first quarter of 2008 as a result of higher cost basis of the purchased vessels, which in turn was mainly attributable to the younger age of the vessels. The increase from the Drilling Rigs segment is wholly attributable to the depreciation of the two drilling rigs and related onshore assets for the three-month period ended March 31, 2009, which were not reported in our consolidated income statement during the three-month period ended March 31, 2008.

Management Fees for vessels in the Drybulk Carrier segment increased by $1.3 million, or 46.4%, to $4.1 million for the three-month period ended March 31, 2009 as compared to $2.8 million for the three-month period ended March 31, 2008. The increase is primarily due to the increase in management fees charged by the Manager, Cardiff Marine Inc., a related party, effective June 30, 2008.

Total General and Administrative expenses (Drybulk Carrier and Drilling Rigs segments) increased by $14.4 million, or 496.6%, to $17.3 million for the three-month period ended March 31, 2009, as compared to $2.9 million for the three-month period ended March 31, 2008. The increase is mainly due to the incremental amortization of non-cash stock based compensation during the three-month period ended March 31, 2009, which amounted to $9.3 million. Furthermore, in the first quarter of 2009, the Company incurred general and administrative expenses from the Drilling Rigs segment, which was not consolidated in the comparable period in 2008.

Total Interest and Finance Costs (Drybulk Carrier and Drilling Rigs segments) increased by $13.9 million, or 92.1%, to $29.0 million for the three-month period ended March 31, 2009, compared to $15.1 million for the three-month period ended March 31, 2008. This increase resulted primarily from the increased amount of average indebtedness during the three-month period ended March 31, 2009, as compared to the same period in 2008. Furthermore, in the first quarter of 2009, the Company incurred interest and finance costs from the Drilling Rigs segment, which was not consolidated in the comparable period in 2008.

Total gains on interest rate swaps were $8.7 million for the three months ended March 31, 2009, as compared to total losses on interest rate swaps of $6.1 million for the three-month period ended March 31, 2008. The change is attributable to the increased notional amount of 31 swaps that we were party to in the three months ended March 31, 2009, compared to eight that we were party to in the three months ended March 31, 2008, and the positive movement in interest rates during 2009. None of these interest rate swaps qualifies for hedge accounting. Futhermore, as of March 31, 2009, the Company was a party to three interest rate swaps that qualified as cash flow hedges. The change in the fair value of these instruments, which amounted to a gain of $3.7 million as of March 31, 2009, was reflected directly in stockholders equity.

Total income taxes were $2.9 million in three months ended March 31, 2009, which is wholly related to our Drilling Rigs segment, which is subject to Norwegian state and federal income tax, and those of other jurisdictions around the world. We did not incur income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Liquidity and Cash Flow

Our cash and cash equivalents decreased by $87.5 million to $215.6 million as of March 31, 2009, compared to $303.1 million as of December 31, 2008, primarily due to an increase of $186.3 million in restricted cash balances on deposit with our lenders, which is classified under restricted cash in the Company's balance sheets. Accordingly, restricted cash increased from $320.6 million as of December 31, 2008 to $506.8 million as of March 31, 2009. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital deficit decreased (improved) to $1.28 billion as of March 31, 2009, as compared to a working capital deficit of $1.80 billion as of December 31, 2008. The improvement in our working capital deficit is primarily due to the repayment of approximately $313.7 million of debt under our long term credit facilities, including a repayment of $190.0 million under our $800.0 million credit facility with Nordea Bank, which was financed primarily with proceeds from our at-the-market offering in the first quarter of 2009.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $5.6 million for the three months ended March 31, 2009. Net income, as adjusted for non-cash items, was $53.3 million. The net positive change in working capital accounts was $47.7 million during this three-month period, as operating assets (as detailed in the accompanying condensed consolidated statement of cash flows) increased by $18.4 million, while operating liabilities decreased by $29.3 million. Net cash from operating activities was $164.9 million for the three months ended March 31, 2008.

Net Cash Used in Investing Activities

Net cash used in investing activities was $149.3 million for the three months ended March 31, 2009. The Company made payments of approximately $8.5 million for asset acquisitions and improvements, and increased the minimum cash deposits (cash outflow) with its lenders by $186.3 million, offset by receipt of proceeds of approximately $45.5 million for vessel sales. Net cash used in investing activities was $88.7 million for the three months ended March 31, 2008.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $56.1 million for the three months ended March 31, 2009, consisting mainly of net proceeds of $370.4 million from the issuance of common stock in an at-the-market offering and the drawdown of an additional $0.8 million under long-term credit facilities offset by the repayment of $313.7 million of debt under our long-term credit facilities and financing costs of $1.4 million. Net cash provided by financing activities was $437.2 million for the three months ended March 31, 2008.

Capitalization

On March 31, 2009, the ratio of debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 63.2% and the ratio of net debt (total debt less cash and cash equivalents less restricted cash) to total capitalization (total debt less cash and cash equivalents less restricted cash and stockholders equity) was 56.7%.

As of March 31, 2009, the Company had total cash and cash equivalents of $215.6 million. The Company expects its overall cash position to be negatively impacted by the severe decline in drybulk charter market rates that began in late 2008, as well as by loan repayments coming due in the short- to medium-term. These cash outflows are expected to be partially offset by net positive cash flows from the Company's offshore drilling segment.

Financing activities

Long-term debt

As of March 31, 2009, we had a working capital deficit of $1.28 billion. Several of our lenders, which collectively held $2.0 billion of our indebtedness as of March 31, 2009, have notified us that we are in breach of certain financial and other covenants contained in our loan agreements. With respect to our $800 million credit facility with Nordea Bank Finland Plc, or Nordea Bank, as Agent, we have entered into a waiver and amendment agreement regarding the waiver of certain covenants through August 12, 2009. We have also entered into agreements with Piraeus Bank dated April 15, 2009 for covenant waivers and to restructure our loan facilities. Currently, we are in discussions with other lenders, which collectively hold an aggregate of $1.4 billion of our indebtedness as of March 31, 2009, for waivers and amendments of certain financial and other covenants contained in our loan agreements.  For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Loan Covenants" in our Annual Report on Form 20-F/A for the year ended December 31, 2008 filed on April 3, 2009.

If we are unable to obtain waivers or covenant amendments from our banks, our lenders could accelerate our indebtedness and foreclose on our vessels.  In addition, if conditions in the drybulk charter market remain depressed and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness. For more information, see Note 3 to our unaudited interim condensed consolidated financial statements for the period ended March 31, 2009.

As of March 31, 2009, the Company had a total of $2.9 billion in debt outstanding under its credit facilities with various institutions. The table below sets forth information concerning our debt and maturity dates.

Twelve months ending	Total (in thousands of dollars)
March 31, 2010	1,995,435
March 31, 2011	153,707
March 31, 2012	136,678
March 31, 2013	79,849
March 31, 2014	444,849
March 31, 2015 and thereafter	77,602
2,888,120
Less-Financing fees	(37,173)
2,850,947

Issuance of common shares

During the three months ended March 31, 2009, the Company issued 71,265,000 shares of common stock with par value $0.01 per share pursuant to its universal shelf registration statement on Form F-3 ASR (Registration No. 333-146540), as amended on October 17, 2008, (as so amended, the "Registration Statement") and prospectus supplement dated January 28, 2009, relating to the offer and sale of up to $500 million of the Company's common shares, with par value $0.01 per share. The net proceeds, after underwriting commissions of 2.5% and other issuance fees, amounted to approximately $370.4 million.

Shares issued under the 2008 equity incentive plan

As of March 31, 2009, the Company has awarded 1,000,000 restricted common shares to Fabiana Services S.A., a related party, pursuant to the Company's 2008 Equity Incentive Plan. The shares vest quarterly in eight equal installments with the first, second, third and fourth installments of 125,000 common shares vesting on May 28, 2008, August 28, 2008, November 28, 2008 and February 28, 2009, respectively. As of March 31, 2009, 500,000 of these common shares have vested.

The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). The related stock-based compensation expense for the three months ended March 31, 2009 amounted to $9.3 million and is included in "General and administrative expenses - related parties" in the accompanying consolidated statements of income.

The fair value of each share on the grant date was $75.09. The fair value of the 1,000,000 common shares on the grant date amounted to $75.1 million, or $75.09 per share, and will be recognized as compensation in the consolidated accompanying statements of income over the two-year vesting period.

Pursuant to the Company's 2008 Equity Incentive Plan, in March 2009, the Company issued 70,621 shares of the Company's common stock, par value $0.01 per share, to an executive of the Company for services to be performed in periods subsequent to March 2009. The shares will vest in annual installments of 42,373 and 28,249 shares, on March 1, 2010 and 2011 respectively.

Recent Drybulk Fleet Developments

Cancellation of Purchases of Nine Capesize Vessels

In October 2008, we agreed to purchase nine Capesize drybulk carriers for an aggregate consideration of $1.17 billion, consisting of 19.4 million of our common shares and the assumption of an aggregate of $478.3 million in debt and future commitments. The sellers were clients of Cardiff, including affiliates of George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, and unaffiliated parties. In light of the considerable decrease in the asset values of the nine Capesize vessels, we entered into agreements with the sellers to cancel this transaction. The consideration to cancel the transaction consisted of the issuance of 6.5 million of our common shares to unaffiliated entities nominated by the third-party sellers, subject to a six-month lock-up period. The consideration received by entities controlled by George Economou consisted solely of 3.5 million warrants with strike prices, depending on the relevant tranches, of between $20 to $30 per share. Each warrant entitles the holder to purchase one share of our common stock. The warrants will vest over an 18-month period and will expire after five years. We have agreed to register with the Commission (i) the 6.5 million common shares issued pursuant to this cancellation and (ii) up to 3.5 million common shares issuable upon exercise of the warrants, for resale promptly following the expiration of the applicable six month lock up period, to the extent such common shares and/or common shares issued upon exercise of the warrants are not eligible to be resold within a 90-day period from the date of such expiration pursuant to Rule 144 under the Securities Act of 1933, as amended. This transaction was approved by the independent members of the board of directors and closed on April 8, 2009.

Disposal of Three Capesize Newbuildings

In July 2007 and April 2008, we entered into separate agreements to acquire three Capesize newbuildings from unaffiliated third parties for an aggregate purchase price of $364.0 million. On January 15, 2009, we agreed to transfer our interests in the owning companies of these vessels to an entity that is not affiliated with us. In connection with this transfer of interest, the sellers will release us and our relevant subsidiaries from the purchase agreements for these vessels. This release reduces our aggregate obligations in the amount of $364.0 million in exchange for total consideration of $116.4 million.

Under the terms of the January 15, 2009 agreement, the consideration consisted of $36.4 million in previously paid deposits toward the acquisition of the three vessels, $30.0 million in cash that was paid to the purchaser, and two additional tranches of $25.0 million each payable to the purchaser within 30 and 60 days, respectively, with such installments payable in cash, or at our option, by issuing 2.6 million shares of our common stock for each tranche. Due to the decline in our stock price subsequent to January 15, 2009, on March 18, 2009, we and the purchaser agreed to amended terms whereby we agreed to issue such number of shares as is equal to $50 million divided by the closing price of our common stock on the Nasdaq Global Select Market on the trading day immediately prior to such issuance. On March 19, 2009, we issued a total of 11,990,405 common shares to the nominees of the purchaser.

Cancellation of Sale of MV Delray

On March 15, 2008, we entered into a memorandum of agreement to sell the MV Delray (ex MV Lacerta), a 1994-built, 71,862 dwt Panamax drybulk carrier, to an unaffiliated third party for a sale price of $55.5 million. The sale will not close due to the buyer's repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We have commenced an arbitration proceeding against the buyer.

Developments with Respect to the MV Toro

We announced on February 6, 2009 that we had reached an agreement to sell the MV Toro at a reduced sale price. The purchaser of the MV Toro pursuant to this agreement, Samsun Logix Corporation, or Samsun, agreed to release its deposit of $6.3 million to us immediately and make a new deposit of $1.5 million. It thereafter was reported in the press that Samsun had filed for receivership, and we received notice of this receivership action. In addition, while Samsun released the initial deposit of $6.3 million to us, it failed to make the additional deposit of $1.5 million. As a result, we believe Samsun is in breach of this agreement. Samsun has not stated whether it intends to fulfill its agreement to purchase the MV Toro, and we have commenced arbitration proceedings against Samsun claiming compensation for the difference between the current market price and the contract price of $63.4 million pursuant to our agreement with Samsun.

Cancellation of Sale of the MV La Jolla

We previously entered into an agreement to sell the MV La Jolla, a 1997-built Panamax drybulk carrier, for a sale price of $66 million and we have agreed to settle the dispute with the buyers in connection with the buyers' failure to take delivery under the relevant memorandum of agreement. Under the settlement agreement, we have agreed to retain the vessel in exchange for aggregate compensation in the amount of $9 million in respect of the cancellation. This gain was recognized in the first quarter of 2009.

Reduction of Sale Price for the MV Paragon

We previously entered into an agreement to sell the MV Paragon, a 1995-built 71,259 dwt Panamax drybulk carrier, for a sale price of approximately $61 million and we reached an agreement with the buyers to reduce the purchase price to $30.8 million. We recognized a gain of $2.4 million in the first quarter of 2009 with respect to this sale. On March 3, 2009, we delivered the vessel to the buyers.

Cancellation of Acquisition of MV Petalidi (ex MV Maple Valley)

In January 2009, we entered into an agreement to cancel the previously announced acquisition of the 2005-built Panamax drybulk carrier MV Petalidi (ex MV Maple Valley) for a purchase price of $61.0 million from an unrelated third party. In view of market conditions and following negotiations, we and the seller mutually agreed to cancel the memorandum of agreement to acquire the MV Petalidi in consideration of a payment of $8.0 million to the seller and the seller's retention of the $6.1 million deposit that was previously paid. This cancellation reduced our 2009 capital expenditures by $46.9 million. Proceedings that had been pending in London and New York were both discontinued as a result of this agreement.

Adjustment in Contract Price for Two Panamax Newbuildings

We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.3 million each. These vessels are scheduled for delivery from Hudong Shipbuilding in the second quarter of 2009 and the third quarter of 2010, respectively. An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We have agreed to increase the purchase price for Hulls 1518A and 1519A by $4.5 million each in consideration of (i) a corresponding $9.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $9.0 million to Hudong Shipbuilding. We have issued a guarantee to the shipyard for this increase in the purchase price of Hulls 1518A and 1519A. This transaction was approved on January 21, 2009 by the independent members of the board of directors as an accommodation to our manager.

Significant Accounting policies:

A discussion of our significant accounting policies is included in Note 2 to our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2009 included in this report.

Changes in Accounting Policies

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instrument Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that restricted share units granted under its equity incentive plan are participating securities because the restricted share units participate in dividends. The two-class method involves allocating the Company's earnings to common stock shareholders and holders of unvested restricted shares. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company adopted FSP EITF 03-6-1 in the first quarter of 2009 and applied it retrospectively to 2008.

There have been no material changes to our accounting policies in the three-month period ended March 31, 2009.

Subsequent events

April 2009 Equity Sales

On January 28, 2009, the Company entered into an ATM Equity Offering Sales Agreement with Merrill Lynch, Pierce Fenner & Smith Incorporated for the offer and sale of up to $500 million of its common shares, par value $0.01 per share.  The Company filed the related prospectus supplements, dated January 28 and April 2, 2009, to the Company's Registration statement on Form F-3 ASR in connection with the at-the-market offering, which concluded on April 14, 2009.  The Company issued 24,404,595 shares of common stock with par value of $0.01 per share during April 2009, resulting in net proceeds of $117 million.

Drilling Contract for the Leiv Eiriksson

On April 8, 2009, our subsidiary, Ocean Rig, entered into a drilling contract with Petróleo Brasileiro S.A. for a three-year term for the Leiv Eiriksson for exploration drilling in the Black Sea at a maximum day rate of $583,000, including an incentive bonus.

Waiver relating to $90.0 million credit facility with Piraeus Bank

On April 15, 2009, we entered into a covenant waiver and amendment agreement with respect to our $90.0 million credit facility with Piraeus Bank, providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility to 2% per annum from January 4, 2009 until March 31, 2011 and 1.5% per annum from March 31, 2011 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips as guarantor until March 31, 2011.

Waiver relating to $130 million credit facility with Piraeus Bank

On April 15, 2009, we entered into a covenant waiver and amendment agreement with respect to our $130.0 million credit facility with Piraeus Bank, providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility to 2% per annum from January 4, 2009 until March 31, 2011 and 1.5% per annum from March 31, 2011 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips as guarantor until March 31, 2011.

New Credit Facility with Nordea Bank Finland plc

On February 12, 2009, we entered into a waiver and amendment agreement with Nordea Bank Finland Plc, or Nordea Bank, as Agent, regarding the waiver through August 12, 2009 of certain covenants under our $800 million credit facility. From January 1, 2009 through April 30, 2009, we have repaid $350.0 million in debt under this credit facility and, accordingly, the outstanding balance of this credit facility was $300 million as of April 30, 2009.  We expect to enter into a new $300 million credit facility with Nordea Bank which will be used to refinance the existing $800 million credit facility.  We expect to complete definitive documentation with respect to this new credit facility in the second quarter of 2009.

Acquisition of Newbuilding Drillships Identified as Hulls 1837 and 1838

On October 3, 2008, we entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings Inc., or DrillShips Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of our manager, Cardiff, an affiliated company, including affiliates of Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer. The drillships are sister vessels to drillship Hulls 1865 and 1866, which are also being constructed by Samsung Heavy Industries, with expected delivery dates in July and September 2011, respectively. The expected cost of construction is approximately $747.5 million per unit.  As of April 30, 2009, $435.9 million has been paid in construction-related expenses for these hulls, including $230 million with the proceeds of loan financing payments and $205.9 million in equity contributions by Drillships Holdings.. In connection with the acquisition of these drillships, we will assume construction-related payment obligations totaling $1.1 billion and will assume or have incurred total debt obligations of $230 million.  We have not yet obtained financing for this $1.1 billion of construction-related payment obligations due during 2009 to 2011 for Hulls 1837 and 1838, which amounts to approximately 70% of the purchase price of these drillships.

The consideration payable to the sellers of DrillShips Holdings for these two ultra deepwater drillships will be in the form of newly issued shares of our subsidiary, Primelead Shareholders Inc., or Primelead Shareholders, which owns the stock of Ocean Rig ASA. Primelead Shareholders will issue to the sellers of DrillShips Holdings such number of shares that will be equal to 25% of its then issued and outstanding shares. The percentage of common shares to be issued to the sellers of DrillShips Holdings was determined based on valuations of the two newbuilding drillships prepared by third party appraisers.  In October 2008, we advanced on behalf of the owning companies of newbuilding Hulls 1837 and 1838 construction-related payment obligations in the aggregate amount of $5.0 million.  In conjunction with these payments, we entered into an indemnity agreement with these owning companies, pursuant to which such owning companies undertook to reimburse us for such payments, plus interest at a fixed rate of five percent, if the spin off of Primelead Shareholders does not occur.

Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009.  We have received the necessary consents from our lenders in order to complete the acquisition of DrillShips Holdings, and our board of directors has determined to proceed with this transaction irrespective of whether the spin off occurs.  Accordingly, pursuant to the terms of the Share Purchase Agreement dated October 3, 2008, filed as Exhibit 10.1 to our Registration Statement on Form F-3 ASR (Registration No. 333-146540), as amended by a Post-Effective Amendment No. 1 on October 20, 2008, we intend to close on the acquisition of DrillShips Holdings during the second quarter of 2009; however, there can be no assurance that we will complete the spin off during the second half of 2009.  If the spin off is delayed or does not occur, we will own and operate a fleet of six ultra deep water semi-submersible drilling rigs, including four newbuildings.  We have not yet secured employment contracts for any of the newbuilding drillships.

Risk Factors

We have identified a number of risk factors which you should consider before investing in our Company. These risk factors are incorporated by reference into our Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by a Post-Effective Amendment No. 1, filed on October 20, 2008, from the Company's Annual Report on Form 20-F/A filed on April 3, 2009. In addition, you should also consider carefully the risks set forth below, as well as those included in any prospectus supplement, before investing in our securities. The occurrence of one or more of these risk factors could adversely affect our results of operations or financial condition.

No financing has been arranged for the acquisition of the two newbuilding drillships under construction, Hulls 1837 and 1838, which we intend to acquire through our subsidiary, Primelead Shareholders, irrespective of whether the spin off of Primelead Shareholders occurs.

As discussed above, whether or not the spin off of Primelead Shareholders occurs, we intend to acquire DrillShips Holdings, an entity controlled by clients of Cardiff, an affiliated company, including affiliates of Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, and which owns contracts for construction of Hulls 1837 and 1838, in exchange for 25% of the then-outstanding shares of Primelead Shareholders.  On October 3, 2008, DrillShips Holdings signed contracts to purchase Hulls 1837 and 1838, for which, as of April 30, 2009, there are $1.1 billion in remaining construction-related payment obligations. Financing has not been arranged for these  payments. Furthermore, we will assume indebtedness of $230 million in connection with the acquisition of DrillShips Holdings, which is in addition to the indebtedness we have incurred, and will incur, to finance our drybulk fleet and its operations, as well as drillship Hulls 1865 and 1866.  Such additional indebtedness may have a material adverse effect on our ability to comply with our loan covenants and service our indebtedness, and impact our profitability and cash flows.

The continued steep decline in the price of crude oil may affect the revenues that we are able to earn from our drilling rigs and the rates we are able to negotiate for our newbuilding drillships.

The price of crude oil is volatile and fell sharply despite significant reductions in crude production announced by OPEC. Changes in crude oil prices often affect oil exploration and drilling activities that, in turn, drive changes in the contract rates for oil drilling equipment, such as deep sea oil rigs and drillships, or, possibly, cause the suspension of exploration and drilling programs. Such changes and any such suspension could affect the rates which we receive for these rigs when their contracts expire, with the result that we would recognize less revenue from their operations. We entered into an agreement on April 8, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a maximum day rate of $583,000, including a bonus based on operational performance. The contract is expected to commence upon the expiration of the rig's current employment at a rate of $511,000, which is set to expire in September 2009. The contract for the Eirik Raude, which earns $629,000 per day on average over the contract period, expires in October 2011. We have not yet secured employment contracts for any of the four newbuilding drillships that we have agreed to acquire.  Were the spin off of our subsidiary, Primelead Shareholders, not to occur, and if the price of crude oil were to remain at, or fall further from, its already depressed levels, we may not be able to negotiate charter agreements for Hulls 1837, 1838, 1865 or 1866 at attractive rates or at all.

We may be unable to fulfill our obligations under our agreements to acquire three newbuilding drybulk vessels and to complete the construction of two newbuilding drybulk vessels that are expected to be delivered to us in 2009 and 2010.

We currently have contracts to acquire three newbuilding drybulk vessels and to complete the construction of two newbuilding drybulk vessels, for which we will be required to procure additional financing of approximately $215.6 million.  Specifically, one of these newbuilding vessels is a Capesize vessel with delivery scheduled in the summer of 2009 and for which we have paid $24.7 million as of April 30, 2009, and would be required to obtain financing in the amount of $91.6.  The remaining newbuilding vessels are scheduled to be delivered in 2010.

Our ability to obtain financing in the current economic environment, particularly for the acquisition of drybulk vessels, which are experiencing low charter rates and depressed vessel values, is limited and unless there is an improvement in our cash flow from operations and we are successful in obtaining debt financing, we may not be able to complete these transactions and we could lose our deposit money, which amounts to $80.4 million for the drybulk carriers as of April 30, 2009, and we may incur additional liability and costs.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. See "Taxation" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

Taxation

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the tankers, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  In the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Balance Sheets
December 31, 2008 and March 31, 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2008	March 31, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$303,114	$215,578
Restricted cash (Note 10)	320,560	506,837
Trade accounts receivable, net of allowance for doubtful receivables of $957 and $957 for December 31, 2008 and March 31, 2009	52,441	43,155
Insurance claims	1,179	1,208
Due from related parties (Note 5)	17,696	37,151
Inventories	3,488	3,800
Financial instruments (Note 11)	779	1,102
Other current assets	21,170	19,940
Total current assets	720,427	828,771

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions (Note 6)	535,616	499,403
Vessels, net (Note 7)	2,134,650	2,077,950
Drilling rigs, machinery and equipment, net (Note 8)	1,393,158	1,376,745
Total fixed assets, net	4,063,424	3,954,098

OTHER NON-CURRENT ASSETS:
Intangible assets, net (Note 9)	14,143	13,767
Above-market acquired time charter	12,960	11,706
Other non-current assets (Note 11)	31,726	40,838
Total non-current assets	58,829	66,311
Total assets	$4,842,680	$4,849,180

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$2,370,556	$1,970,560
Accounts payable	17,122	15,667
Accrued liabilities	63,073	46,266
Deferred revenue	23,009	18,937
Financial instruments (Note 11)	44,795	57,759
Other current liabilities	6,493	1,710
Total current liabilities	2,525,048	2,110,899

NON -CURRENT LIABILITIES
Below- market acquired time charter	28,006	21,598
Long-term debt, net of current portion (Note 10)	788,314	880,387
Financial instruments (Note 11)	208,961	179,107
Other non-current liabilities	779	987
Total non-current liabilities	1,026,060	1,082,079
COMMITMENTS AND CONTINGENCIES (Note 15)

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2008 and March 31, 2009, respectively, none issued or outstanding	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2008 and March 31, 2009, respectively; 70,600,000 and 153,855,405 shares issued and outstanding at December 31, 2008 and March 31, 2009, respectively	706	1,539
Accumulated other comprehensive loss	(44,847)	(41,476)
Additional paid-in capital	1,148,365	1,630,592
Retained earnings	187,348	65,547
Total stockholders' equity	1,291,572	1,656,202
Total liabilities and stockholders' equity	$4,842,680	$4,849,180

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Income
For the three-month periods ended March 31, 2008 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Three Months Ended March 31,
	2008	2009

REVENUES:
Voyage revenues	$231,552	$97,602
Voyage revenues – related party (Note 5)	511	-
Revenue from drilling contracts	-	99,014
	232,063	196,616

EXPENSES:
Voyage expenses	11,323	7,560
Voyage expenses – related party (Note 5)	2,827	1,186
Vessels' operating expenses	17,773	18,205
Drilling rigs operating expenses	-	34,027
Depreciation	24,418	48,417
Gain on sale of vessels (Note 7)	(24,443)	(2,438)
Gain on contract cancellation	-	(15,340)
Contract termination fees and forfeiture of vessel deposits	-	156,642
Contract termination fees and forfeiture of vessel deposits – related parties (Note 5)	-	29,466
Management fees – related party (Note 5)	2,787	4,142
General and administrative expenses	1,795	6,652
General and administrative expenses – related parties (Note 5)	1,123	10,697
Operating income/(loss)	194,460	(102,600)

OTHER INCOME /(EXPENSES):
Interest and finance costs	(15,104)	(28,977)
Interest income	2,212	2,420
(Loss)/Gain on interest rate swaps (Note 11)	(6,074)	8,718
Other, net	(19)	1,539

Total other expenses, net	(18,985)	(16,300)

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF INVESTEE	175,475	(118,900)

Income taxes (Note 17)	-	(2,901)
Equity in income of investee (Note 9)	857	-

NET INCOME/(LOSS)	$176,332	$(121,801)

Earnings/(Loss) per common share, basic and diluted (Note 14)	$4.58	$(1.12)

Weighted average number of common shares, basic and diluted (Note 14)	38,213,975	109,085,118
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Stockholders' Equity
For the three-month period ended March 31, 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Stock
	Comprehensive Income	# of Shares	Par Value
				Additional Paid-in Capital	Accumulated Other Comprehensive loss	Retained Earnings	Total

BALANCE, December 31, 2008		70,600,000	$706	1,148,365	(44,847)	187,348	$1,291,572
-Net loss	(121,801)	-	-	-	-	(121,801)	(121,801)
-Issuance of common stock	-	83,255,405	833	448,807	-	-	449,640
-Shareholders contribution of forfeiture fees for vessels acquisitions	-	-	-	24,074	-	-	24,074
-Unrealized gain on cash flow hedges	3,704	-	-	-	3,704	-	3,704
-Amortization of stock based compensation	-	-	-	9,346	-	-	9,346
-Decrease in minimum pension liability	(333)	-	-	-	(333)	-	(333)
Comprehensive loss	$(118,430)
BALANCE, March 31, 2009		153,855,405	$1,539	1,630,592	(41,476)	65,547	$1,656,202

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2008 and 2009
(Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2008	2009

Cash Flows from Operating Activities:

Net income	$176,332	$(121,801)
Adjustments to reconcile net income to
net cash provided by operating activities:

Depreciation	24,418	48,417
Commitment fees of undrawn line of credit	-	2,376
Amortization and write-off of financing costs	820	2,269
Amortization of fair value of acquired time charter agreements	(4,658)	(5,155)
Equity in income of investee	(857)	-
Gain on sale of vessels	(24,443)	(2,438)
Forfeiture of advances for vessel acquisition	-	44,787
Contract termination fees		103,321
Gain on contract cancellation	-	(15,340)
Change in fair value of derivatives	6,074	(12,477)
Amortization of stock-based compensation	-	9,346
Amortization of free lubricants benefit	(24)	-
Changes in operating assets and liabilities:
Trade accounts receivable	(776)	9,031
Insurance claims	(306)	(117)
Due from related parties	(2,780)	(19,146)
Inventories	927	(312)
Other current assets	3,582	1,164
Accounts payable	767	(1,456)
Other current liabilities	-	(4,843)
Accrued liabilities	(12,353)	(19,141)
Other non-current liabilities	-	208
Payment of margin call for derivatives	-	(9,100)
Other non-current assets	-	112
Deferred revenue	(1,823)	(4,072)
Net Cash provided by Operating Activities	164,900	5,633

Cash Flows from Investing Activities:
Insurance proceeds	114	88
Advances for vessel acquisitions	(50,721)	(5,955)
Vessels acquisitions and improvements	(63,915)	-
Drilling rigs, equipment and other improvements	-	(2,655)
Proceeds from sale of vessels	45,508	45,507
Increase in restricted cash	(19,662)	(186,277)
Net Cash used in Investing Activities	(88,676)	(149,292)

Cash Flows from Financing Activities:
Payments of long-term debt	(55,602)	(313,734)
Proceeds from long-term credit facility	178.650	855
Payment of short-term credit facility	(30,076)	-
Net proceeds from common stock issuance	352,594	370,393
Dividends paid	(7,336)	-
Payment of financing costs	(1,007)	(1,391)
Net Cash provided by Financing Activities	437,223	56,123

Net increase/(decrease) in cash and cash equivalents	513,447	(87,536)
Cash and cash equivalents at beginning of period	111,068	303,114

Cash and cash equivalents at end of period	$624,515	$215,578

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$14,410	$33,227
Taxes	-	$3,252
Non-cash financing activities
Contract termination fees	-	$103,321

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information:

The accompanying interim condensed consolidated financial statements include the accounts of DryShips Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands.  The Company is engaged in the ocean transportation services of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels and deepwater drilling rig services through the ownership of ultra deep water drilling rigs.

The Company's consolidated subsidiaries and contracted future acquisitions as of March 31, 2009 are listed below:

	Ship-owning Companies with vessels in operations at March 31, 2009	Country of Incorporation	Vessel
1.	Malvina Shipping Company Limited ("Malvina")	Malta	Coronado
2.	Arleta Navigation Company Limited ("Arleta")	Malta	Xanadu
3.	Selma Shipping Company Limited ("Selma")	Malta	La Jolla
4.	Samsara Shipping Company Limited ("Samsara")	Malta	Ocean Crystal
5.	Farat Shipping Company Limited ("Farat")	Malta	Toro
6.	Iguana Shipping Company Limited ("Iguana")	Malta	Iguana
7.	Borsari Shipping Company Limited ("Borsari")	Malta	Catalina
8.	Onil Shipping Company Limited ("Onil")	Malta	Padre
9.	Fabiana Navigation Company Limited ("Fabiana Navigation")	Malta	Alameda
10.	Karmen Shipping Company Limited ("Karmen")	Malta	Sonoma
11.	Thelma Shipping Company Limited ("Thelma")	Malta	Manasota
12.	Celine Shipping Company Limited ("Celine")	Malta	Mendocino
13.	Lotis Traders Inc. ("Lotis")	Marshall Islands	Delray
14.	Tempo Marine Co. ("Tempo")	Marshall Islands	Maganari
15.	Star Record Owning Company Limited ("Star")	Marshall Islands	Ligari
16.	Argo Owning Company Limited ("Argo")	Marshall Islands	Redondo
17.	Rea Owning Company Limited ("Rea")	Marshall Islands	Ecola
18.	Gaia Owning Company Limited ("Gaia")	Marshall Islands	Samsara
19.	Kronos Owning Company Limited ("Kronos")	Marshall Islands	Primera
20.	Trojan Maritime Co. ("Trojan")	Marshall Islands	Brisbane
21.	Dione Owning Company Limited ("Dione")	Marshall Islands	Marbella
22.	Phoebe Owning Company Limited ("Phoebe")	Marshall Islands	Majorca
23.	Uranus Owning Company Limited ("Uranus")	Marshall Islands	Heinrich Oldendorff
24.	Selene Owning Company Limited ("Selene")	Marshall Islands	Bargara
25.	Tethys Owning Company Limited ("Tethys")	Marshall Islands	Capitola
26.	Ioli Owning Company Limited ("Ioli")	Marshall Islands	Paros I ex Clipper Gemini
27.	Iason Owning Company Limited ("Iason")	Marshall Islands	Oregon
28.	Orpheus Owning Company Limited ("Orpheus")	Marshall Islands	Avoca
29.	Team up Owning Company Limited ("Team-up")	Marshall Islands	Saldanha
30.	Iokasti Owning Company Limited ("Iokasti")	Marshall Islands	Pachino ex VOC Galaxy
31.	Boone Star Owners Inc. ("Boone")	Marshall Islands	Samatan
32.	Norwalk Star Owners Inc. ("Norwalk")	Marshall Islands	Capri
33.	Ionian Traders Inc. ("Ionian")	Marshall Islands	Positano
34.	NT LLC Investors Ltd. ("NT")	Marshall Islands	Conquistador
35.	Dalian Star Owners Inc. ("Dalian")	Marshall Islands	Mystic
36.	Aegean Traders Inc. ("Aegean")	Marshall Islands	Sorrento
37.	Cretan Traders Inc. ("Cretan")	Marshall Islands	Flecha

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-(continued):

	Ship-owning Companies with vessels under construction	Country of Incorporation	Vessel
38.	Roscoe Marine Ltd. ("Roscoe")	Marshall Islands	Hull 1518A
39.	Monteagle Shipping S.A. ("Monteagle")	Marshall Islands	Hull 1519A
40.	Iktinos Owning Company Limited ("Iktinos")	Marshall Islands	Hull SS058
41.	Kallikrates Owning Company Limited ("Kallikrates")	Marshall Islands	Hull SS059
42.	Faedon Owning Company Limited ("Faedon")	Marshall Islands	Hull 2089
43.	Drillship Kithira Owners Inc. ("Kithira")	Marshall Islands	Drillship Hull 1865
44.	Drillship Skopelos Owners Inc. ("Skopelos")	Marshall Islands	Drillship Hull 1866
45.	Lansat Shipping Company Limited ("Lansat")	Malta	Paragon (sold-March 2009)
46.	Mensa Enterprises Inc. ("Mensa")	Marshall Islands	Hull 0002 (cancelled January 09-Note 6)
47.	Mandarin Shipholding Co. ("Mandarin")	Marshall Islands	Hull 0003 (cancelled January 09-Note 6)
48.	Belulu Limited ("Belulu")	Marshall Islands	Hull 1128 (cancelled January 09-Note 6)
49.	Tolan Shipping Company Limited ("Tonga")	Malta	Tonga (sold-November 2008)
50.	Thassos Traders Inc. ("Thassos")	Marshall Islands	Sidari (cancelled December 2008)
51.	Milos Traders Inc. ("Milos")	Marshall Islands	Petani (cancelled December 2008)
52.	Sifnos Traders Inc. ("Sifnos")	Marshall Islands	Hull 1568A (cancelled December 2008)
53.	Tinos Traders Inc. ("Tinos")	Marshall Islands	Hull 1569A (cancelled December 2008)
54.	Felicia Navigation Company Limited ("Felicia")	Malta	Solana (sold-August 2008)
55.	Zatac Shipping Company Limited ("Zatac")	Malta	Waikiki (sold-July 2008)
56.	Atlas Owning Company Limited ("Atlas")	Marshall Islands	Menorca (sold-June 2008)
57.	Maternal Owning Company Limited ("Maternal")	Marshall Islands	Lanzarote (sold-June 2008)
58.	Royerton Shipping Company Limited ("Royerton")	Malta	Netadola (sold-April 2008)
59.	Lancat Shipping Company Limited ("Lancat")	Malta	Matira (sold-February 2008)
60.	Paternal Owning Company Limited ("Paternal")	Marshall Islands	Formentera (sold-Dec 2007)
61.	Fago Shipping Company Limited ("Fago")	Malta	Lanikai (sold-July 2007)
62.	Hydrogen Shipping Company Limited ("Hydrogen")	Malta	Mostoles (sold-July 2007)
63.	Madras Shipping Company Limited ("Madras")	Malta	Alona (sold-June 2007)
64.	Seaventure Shipping Company Limited ("Seaventure")	Marshall Islands	Hille Oldendorff (sold-June 2007)
65.	Classical Owning Company Limited ("Classical")	Marshall Islands	Delray (sold-May 2007)
66.	Oxygen Shipping Company Limited ("Oxygen")	Malta	Shibumi (sold-April 2007)
67.	Human Owning Company Limited ("Human")	Marshall Islands	Estepona (sold-April 2007)
68.	Helium Shipping Company Limited ("Helium")	Malta	Striggla (sold-January 2007)
69.	Blueberry Shipping Company Limited ("Blueberry")	Malta	Panormos (sold-January 2007)
70.	Platan Shipping Company Limited ("Platan")	Malta	Daytona (sold-January 2007)
71.	Silicon Shipping Company Limited ("Silicon")	Malta	Flecha (sold-December 2006)
72.	Annapolis Shipping Company ("Annapolis")	Malta	Lanikai (ex Lacerta)

Ocean Rig Subsidiaries
73.	Ocean Rig ASA	Norway
74.	Ocean Rig Norway AS	Norway
75.	Ocean Rig AS	Norway
76.	Ocean Rig UK Ltd	UK
77.	Ocean Rig Ltd	UK
78.	Ocean Rig Ghana Ltd	Ghana
79.	Ocean Rig USA AS	Norway
80.	Ocean Rig USA LLC	USA
81.	Ocean Rig 1 AS	Norway
82.	Ocean Rig 2 AS	Norway
83.	Ocean Rig Canada Inc.	Canada
84.	Ocean Rig North Sea AS	Norway

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-(continued):

Ship-owning Companies with vessels in operations at March 31, 2009	Country of Incorporation	Vessel

Ocean Rig Subsidiaries
85.	Ocean Rig 1 Inc.	Marshall Islands	Leiv Eiriksson
86.	Ocean Rig 2 Inc.	Marshall Islands	Eirik Raude

		Country of Incorporation	Vessel
Contracted future acquisitions
87.	Drillship Hydra Owners Inc ("Hydra")	Marshall Islands	Drillship Hull 1837
88.	Drillship Paros Owners Inc. ("Paros")	Marshall Islands	Drillship Hull 1838
89.	Callicles Challenge Inc. ("Callicles")	Marshall Islands	Hull 1154 (cancelled Apr 2009)
90.	Antiphon Challenge Inc. ("Antiphon")	Marshall Islands	Hull 1155 (cancelled Apr 2009)
91.	Cratylus Challenge Inc. ("Cratylus")	Marshall Islands	Hull 1129 (cancelled Apr 2009)
92.	Protagoras Challenge Inc. ("Protagoras")	Marshall Islands	Hull 1119 (cancelled Apr 2009)
93.	Lycophron Challenge Inc. ("Lycophron")	Marshall Islands	Hull 1106 (cancelled Apr 2009)
94.	Thrasymachus Challenge Inc. ("Thrasymachus")	Panama	Morgiana (cancelled Apr 2009)
95.	Hippias Challenge Inc. ("Hippias")	Liberia	Fernandina (cancelled Apr 2009)
96.	Prodigus Challenge Inc. ("Prodigus")	Marshall Islands	Pompano (cancelled Apr 2009)
97.	Gorgias Challenge Inc. ("Gorgias")	Marshall Islands	Ventura (cancelled Apr 2009)
98.	Kerkyra Traders Inc. ("Kerkyra")	Marshall Islands	Petalidi (cancelled Jan 2009)

	Other companies	Country of Incorporation	Activity
99.	Wealth Management Inc. ("Wealth")	Marshall Islands	Cash Manager
100.	Primelead Limited ("Primelead")	Cyprus	Investment Company
101.	Primelead Shareholders Inc.	Marshall Islands	Investment Company
102.	Drillships Investement Inc.	Marshall Islands	Investment Company
103.	Pounta Traders Inc.	Marshall Islands	Investment Company

Acquisition of Ocean Rig ASA and its wholly owned subsidiaries (collectively, "Ocean Rig")

As of March 31, 2008, the Company held 51,778,647 shares in Ocean Rig ASA ("Ocean Rig") which represented 30.4% of the issued shares of Ocean Rig and was accounted for under the equity method. Following the acquisition of additional shares of Ocean Rig during the second quarter of 2008 and the mandatory tender offer for all the remaining outstanding shares in Ocean Rig discussed in Note 9 below, the Company gained control over Ocean Rig as of May 14, 2008.  Therefore, Ocean Rig is a fully consolidated subsidiary at December 31, 2008 and March 31, 2009.

The Company's Manager

The operations of the Company's vessels are managed by Cardiff Marine Inc. (the "Manager"), a related party entity incorporated in Liberia. The Manager also acts as the Company's charter and sales and purchase broker. The majority shareholding (70%) of the Manager is owned by Entrepreneurial Spirit Foundation (the "Foundation"), a family foundation of Vaduz, Liechtenstein. The Company's Chief Executive Officer, Mr. George Economou, and members of his immediate family control and are beneficiaries of the Foundation. The other 30% shareholding of the Manager is held by Prestige Finance S.A., a Liberian corporation, which is wholly owned by the sister of the Company's Chief Executive Officer, who is also a director of the Company.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual report on form 20-F/A for the year ended December 31, 2008 filed with the Securities and Exchange Commission on April 3, 2009.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information-(continued):

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

2.       Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Annual Report on Form 20-F/A for the fiscal year ended December 31, 2008. There have been no material changes to these policies in the three-month period ended March 31, 2009.

Recent accounting policies:

(i) In March 2008, the Financial Accounting Statements Board ("FASB") issued Statement SFAS No 161, "Disclosure about Derivative Instruments and Hedging Activities", which amends FASB Statement No. 133 ("SFAS No.161"). SFAS No.161 amends and expands the disclosure requirements of FASB No. 133 with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. SFAS No.161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement does not require comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS No. 161 in the first quarter of 2009.

(ii) In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instrument Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that restricted share units granted under its equity incentive plan are participating securities because the restricted share units participate in dividends. The two-class method involves allocating the Company's earnings to common stock shareholders and holders of unvested restricted shares. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company adopted FSP EITF 03-6-1 in the first quarter of 2009 and applied it retrospectively to 2008.

3.       Going concern:

As of December 31, 2008 and March 31, 2009, the Company was in breach of the ratio of vessel fair value to outstanding loan balance covenants, minimum net worth requirements and other covenants contained in the Company's loan agreements relating to $1.8 billion of the Company's debt. These constitute a potential event of default and could result in the lenders requiring immediate repayment of the loans. As a result of these breaches, the Company has classified the related debt as current as discussed in Note 10.

The Company is currently in negotiations with its lenders to obtain waivers and restructure the debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations as well as funding from equity offerings. The Company filed a prospectus supplement pursuant to Rule 424 under the Securities Act of 1933, as amended, on January 28, 2009 relating to the offer and sale of up to $500,000 of the Company's common stock.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       Going concern-(continued):

As of April 14, 2009 the Company had raised net proceeds of $487,480 from this offering. Management does not expect that cash generated from the operations of the vessels and the drillships owned by the Company together with the net proceeds of the equity offering will be sufficient to repay the total balance of loans in default if such debt is accelerated by the lenders.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt discussed in Note 10.

4.       Change in classification of gain/loss on interest rate swaps and gain on sale of bunkers:

During the fourth quarter of 2008, the Company elected to separately present "Gain/Loss on interest rate swaps" in its statements of income. These amounts were previously classified within "Other, net". This change is applied retrospectively.

Also, during the fourth quarter of 2008, the Company elected to reclassify "Gain on sale of bunkers", which was separately presented in its statement of income, into "Voyage expenses", as these amounts represent the settlement of bunker reimbursements on completed voyages. The change in classification is applied retrospectively.

5.       Transactions with Related Parties:

Cardiff Marine Inc. ("the Manager" or "Cardiff") The management fee the Company pays to the Manager is Euro 575 per day, per vessel. In addition, the management agreements provide for payment to Cardiff of: (i) a fee of Euro 100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 400 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing. The Manager also acts as the Company's chartering broker and sales and purchase broker.

Cardiff also provides other management services for each of the drybulk carrier vessels. Cardiff provides commercial operations and freight collection services in exchange for a fee of Euro 85 per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums, per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance, average and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours.

Additionally, Cardiff provides us with financial accounts services in exchange for a fee of Euro 115 per day, per vessel. We also pay Cardiff a quarterly fee of Euro 250,000 for services rendered by Cardiff in connection with our financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the three-month periods ended March 31, 2008 and 2009, we incurred costs of $611 and $482, respectively, to reimburse Cardiff for additional services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Management fees for the period ended March 31, 2008 were based at a daily fixed fee of Euro 575 per vessel which was based on the Dollar/Euro exchange rate of $1.41 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.      Transactions with Related Parties-(continued):

Transactions with the Manager in Euros are settled on the basis of the average EURO/USD. In addition, during the three-month periods ended March 31, 2008 and 2009, amounts of $1,160 and $308, respectively were charged by the Manager relating to the acquisition and sale of vessels. Of these amounts, $695 and $0 relating to the acquisition of vessels were charged by the Manager for the three-month periods ended March 31, 2008 and 2009, respectively which are capitalized as a vessel acquisition cost and included in "Vessels, net" in the accompanying unaudited interim condensed consolidated balance sheets. Of the amounts paid to the manager, $465 and $308 relating to vessel sales are included in "Gain on sale of Vessels" in the accompanying unaudited interim condensed consolidated statements of income, for the three-month periods March 31, 2008 and 2009, respectively.

The amounts due from the Manager at December 31, 2008 and March 31, 2009 totaled $17,696 and $37,151 respectively, representing payments in advance by the Company to the Manager.

Consultancy Agreements: Under two consultancy agreements concluded on February 3, 2005 between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides the services of the individual who serves in the positions of Chief Executive and Interim Chief Financial Officer of the Company.

The Chairman and Chief Executive Officer, Mr. George Economou, also serves as the Interim Chief Financial Officer. Following the expiration of the above agreements in March 2008, the Company's Board of Directors approved a new agreement with Fabiana, for the continuing provision of all services until December 31, 2012, under which the annual remuneration is $2,000. On January 21, 2009, the Compensation Committee approved the payment of remuneration of Euro 2,000 instead of $2,000.

The fees charged by Fabiana for the three-month periods ended March 31, 2008 and 2009 amounted to $509 and $641, respectively, and are included in "General and administrative expenses-related parties" in the accompanying unaudited interim condensed consolidated statements of income.

In addition, on March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan (Note 12) were granted to Fabiana for the CEO and interim CFO. The shares vest quarterly in eight equal installments with the first, second, third and fourth installments of 125,000 common shares vesting on May 28, 2008, August 28, 2008, November 28, 2008 and February 28, 2009, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). This grant's stock-based compensation expense for the three-month period ended March 31, 2008 and 2009 amounted to $0 and $9,322, respectively and are included in "General and administrative expenses-related parties" in the accompanying unaudited interim condensed consolidated statements of income.

Further, on January 21, 2009 the Compensation Committee approved a Euro 5,000,000 ($6.98 million) bonus payable to George Economou for services rendered during 2008.

At March 31, 2008 and 2009, there were no balances payable to Fabiana. Fabiana is beneficially owned by the Company's Chief Executive Officer.

Lease Agreement: Under the rental agreement in effect between the Company and its Chief Executive Officer, the Company leases office space in Athens, Greece. The related rent expense for the three-month periods ended March 31, 2008 and 2009 totaled $3 and $3, respectively, and is included in "General and administrative expenses-related parties" in the accompanying unaudited interim condensed consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.      Transactions with Related Parties-(continued):

Chartering agreement: During 2008, Thelma and Argo (Note 1) concluded charter party agreements with Classic Maritime Inc., a related party entity incorporated in the Marshall Islands and controlled by the Company's Chief Executive Officer and Interim Chief Financial Officer. As of September 3, 2008, Classic Maritime Inc. was no longer a related party, since it was sold to an unrelated third party. Under the agreements, the Company charters the vessels Manasota and Redondo for a daily rate ranging from $35 to $67 and for periods of 1 month to 5 years. In accordance with the agreements, as of March 3, 2008, related revenue amounted to $511 and is separately reflected under "Voyage revenues-related party" in the interim condensed consolidated statements of income.

Acquisition of nine Capesize vessels: In October 2008, the Company agreed to purchase the ship-owning companies of nine Capesize drybulk carriers for an aggregate purchase price of $1.17 billion from clients of Cardiff Marine Inc., including affiliates of George Economou, the Company's Chairman and Chief Executive Officer, and third parties consisting of 19,400,000 of the Company's common shares and the assumption of an aggregate of $478,300 in debt and future commitments. In light of the considerable decrease in the asset values of the nine Capesize vessels, the Company reached an agreement with the sellers to cancel this transaction. The consideration to cancel the transaction consisted of 6.5 million shares to be issued to entities that are unaffiliated with the Company nominated by the third-party sellers, which are subject to a six-month lock-up period. The consideration received by entities controlled by George Economou consisted solely of 3.5 million "out-of-the-money" warrants. Each warrant entitles the holder to purchase one share of the Company's common stock. These warrants have a cost of $0.01 and strike prices, depending on the relevant tranches, of between $20 and $30 per share. The warrants vest over an 18-month period and expire after five years. The cancellation of the acquisition was approved by the independent members of the Board of Directors on January 21, 2009, and the agreements were signed on March 6, 2009. The shares and warrants were issued on April 9, 2009.  The cancellation fee of $53,321 was recorded as of March 31, 2009, and of this amount, $23,855 is included in "Contract termination fee and forfeiture of vessel deposits" and $29,466 is included in "Contract termination fee and forfeiture of vessel deposits – related parties" in the accompanying unaudited interim condensed consolidated income statement for the relevant period. Of this amount, $23,855 relates to the common shares issued to third parties and $5,392 relates to the warrants issued to George Economou. Under U.S. G.A.A.P., George Economou was deemed to have made a non-cash contribution of $24,074 towards the cancellation of this transaction.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.      Advances for Vessels Under Construction and Acquisitions:

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, milestone payments relating to the contracts with the engineering firm, and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2008 and March 31, 2009, the advances for vessel and drillship acquisitions and newbuildings are set forth below:

			December 31, 2008			March 31, 2009
Vessel name	Expected delivery	Contract amount	Contract payments	Capitalized expenses	Total	Contract payments	Capitalized expenses	Total
H1518A	June 2009	$33,593	$9,975	$1,029	$11,004	$13,300	$1,292	$14,592
H1519A	June 2009	33,593	9,975	992	10,967	9,975	1,109	11,084
HSS058	August 2010	54,250	10,850	749	11,599	10,850	837	11,687
HSS059	October 2010	54,250	10,850	749	11,599	10,850	837	11,687
H0002	Cancelled 2009	105,500	10,550	734	11,284	-	-	-
H0003	Cancelled 2009	105,500	10,550	734	11,284	-	-	-
H2089	June 2009	114,000	22,800	1,678	24,478	22,800	1,852	24,652
H1128	Cancelled 2009	—	15,300	705	16,005	-	-	-
Petalidi	Cancelled 2009	—	6,100	—	6,100	-	-	-
H1865	July 2011	701,555	205,939	4,703	210,642	205,939	6,842	212,781
H1866	September 2011	701,555	205,939	4,715	210,654	205,939	6,853	212,792
Other	-	-	-	-	-	128	-	128

		$1,903,796	$518,828	$16,788	$535,616	$479,781	19,622	$499,403

On August 13, 2008, the Company entered into a memorandum of agreement to acquire the vessel Petalidi for total consideration of $61,000 from an unrelated party. The vessel was expected to be delivered during the first quarter of 2009.  In September 2008, the Company paid $6,100 representing an advance payment of 10% in accordance with the related clauses of the memorandum of agreement. On January 29, 2009, the Company and the seller mutually agreed to cancel the memorandum of agreement to acquire the vessel in consideration of a payment of $8,000 to the seller and the seller's retention of the $6,100 deposit that was previously paid. The New York and London proceedings between the Seller and the Company have been discontinued.

On January 12, 2009 the Company agreed to transfer its interests in the owning companies of three Capesize newbuildings (H0002, H0003 and H1128) to an entity that is not affiliated with the Company. In connection with this transfer of interest, the sellers released the Company and its relevant subsidiaries from the purchase agreements for these vessels. The total consideration of $116,400 included in "Contract termination fees and forfeiture of vessel deposits" in the accompanying unaudited interim condensed consolidated income statement consisted of the forfeiture of  $36,400 in deposits toward the acquisition of the three vessels already made by the Company, $30,000 in cash and two additional tranches of $25,000 each payable in cash or the equivalent amount in the form of common shares. On March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of Central Mare Inc. to settle the two additional tranches.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Vessels, net:

The amounts in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2008	$2,350,846	(216,196)	$2,134,650
-Vessel disposal	(37,312)	9,584	(27,728)
- Depreciation	-	(28,972)	(28,972)
Balance, March 31, 2009	$2,313,534	(235,584)	$2,077,950

During the three-month period ended March 31, 2009, the vessel Paragon was sold for net proceeds of $30,167, resulting in a gain from the sale of $2,438, which is separately reflected in the accompanying unaudited interim condensed consolidated statement of income.

During the three-month period ended March 31, 2008, the vessel Matira was sold for net proceeds of $45,508, resulting in a gain from sale of $24,443, which is separately reflected in the accompanying 2008 unaudited interim condensed consolidated statement of income.

All of the Company's vessels have been pledged as collateral to secure the bank loans discussed in Note 10. As of March 31, 2009, one vessel was operating under a drybulk pool while the remaining vessels, except for MV Heinrich Oldendorff, Paros I and Pachino which are employed under bareboat charters, were operating under time charters, the last of which expires in December 2018.

8.       Drilling rigs, machinery and equipment, net:

The Company's wholly owned subsidiary, Ocean Rig, is a drilling contractor in the offshore exploration, development and production industry and operates two ultra deep-water drilling rigs, the "Leiv Eiriksson" and "Eirik Raude." Ocean Rig was fully consolidated beginning in the second quarter of 2008 (Note 9).

The amounts in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

Net book Value
Balance December 31, 2008	$1,393,158
- Drilling rigs improvement, machinery and equipment	2,655
- Depreciation for the period	(19,068)
Balance, March 31, 2009	$1,376,745

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.       Long-term Investment:

On December 20, 2007, Primelead Limited, a wholly owned subsidiary of DryShips Inc., acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig ASA ("Ocean Rig"). The Company initially accounted for its investment in Ocean Rig using the equity method of accounting. The Company's equity in the income of Ocean Rig is shown in the accompanying unaudited interim condensed consolidated statements of income for the three-month period ended March 31, 2008 as "Equity in income of investee" and amounted to a gain of $857.

Following the acquisition of additional shares of Ocean Rig during the second quarter of 2008 and the mandatory tender offer for all the remaining outstanding shares in Ocean Rig, the Company acquired additional shares of Ocean Rig, resulting in the Company gaining control over Ocean Rig on May 14, 2008.  The results of operations are included in the Company's consolidated financial statements as of May 15, 2008.

In connection with the acquisition, the Company acquired drilling contracts for the future contract drilling services of Ocean Rig, some of which extend through 2011. These contracts include fixed day rates that are above and below day rates available as of the acquisition date. After determining the aggregate fair values of these drilling contracts as of the acquisition, the Company recorded the respective contract fair values on the unaudited interim condensed consolidated balance sheet as non-current liabilities and non-current assets under "Fair value of below/above market acquired time charters". These will be amortized into revenues using the straight-line method over the respective contract periods (1 and 3 years for the respective contracts). The amount amortized as of December 31, 2008 and March 31, 2009 amounted to $17,297 and $2,726, respectively.

Additionally, the Company identified finite-lived intangible assets associated with the trade names and software that will be amortized over their useful life which is determined to be 10 years. The amount acquired for trade names and software was $9,145 and $5,888 respectively and are included in "Intangible assets, net" in the accompanying unaudited interim condensed consolidated balance sheets.

			Amount to be Amortized as of March 31
	Amount Acquired	Amortized to March 31, 2009	2010	2011	2012	2013	2014-18
Trade names	$9,145	229	914	914	914	914	$4,801
Software	$5,888	147	589	589	589	589	3,036
Total	$15,033	376	1,503	1,503	1,503	1,503	$7,837

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.    Long-term Debt:

The amount of long-term debt shown in the accompanying unaudited interim condensed consolidated balance sheets is analyzed as follows:

	December 31, 2008	March 31, 2009
DryShips Term loans	$2,215,734	$1,957,040
Ocean Rig-Term loans	982,500	931,080
Less related deferred financing costs	(39,364)	(37,173)
Total	3,158,870	2,850,947
Less: Current portion	(2,370,556)	(1,970,560)
Long-term portion	788,314	880,387

During the three-month period ended March 31, 2009, the Company made scheduled principal payments of $285,182, and repaid an amount of $28,552 against the outstanding loan balance for the vessel Paragon upon her sale.

The principal payments required to be made after March 31, 2009, for the loans discussed above are as follows:

March 31, 2010	$1,995,435
March 31, 2011	153,707
March 31, 2012	136,678
March 31, 2013	79,849
March 31, 2014	444,849
March 31,2015 and thereafter	77,602
2,888,120
Less-Financing fees	(37,173)
$2,850,947

Total interest incurred on long-term debt for the three-month periods ended March 31, 2008 and 2009 amounted to $15,462 and $25,499, respectively. Of these amounts for the three-month periods ended March 31, 2008 and 2009, amounts of $1,282 and $2,063, respectively, were capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of income. The Company's weighted average interest rate (including the margin) at March 31, 2009 was 2.88%.

Please see Note 11 to the Company's Consolidated Financial Statements for the year ended December 31, 2008, which are a part of the Company's Annual Report on Form 20-F/A filed on April 3, 2009, for a discussion of our various credit facilities and material loan covenants contained therein.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.    Long-term Debt – (continued):

As of March 31, 2009, DryShips was not in compliance with the covenants described in Note 11, subsections (a), (b), (d) ,(f) through (i), (l) and (n) of the Company's Consolidated Financial Statements for the year ended December 31, 2008, which are a part of the Company's Annual Report on Form 20-F/A filed on April 3, 2009. As a result of this non-compliance, the lenders have the ability to call an amount of $1.4 billion of debt immediately due and payable The Company has not yet obtained compliance waivers from the lenders, except for the facility that relates to financing the acquisition cost of the Ocean Rig shares and to refinancing existing debt and the facilities referred to in subsections (c) and (m) of Note 11; however, the Company is currently in discussions with the lenders and does not believe the lenders will call the related debt. The debt for which waivers have not been obtained is described as current in the condensed consolidated balance sheet.

On February 12, 2009, the Company received a waiver from Nordea Bank in connection with the $800,000 facility obtained in connection with the acquisition of Ocean Rig. The material terms of the covenant waiver and amendment agreement with Nordea Bank are as follows: (1) the Company paid a restructuring fee of 0.15% on the outstanding loan amount under the facility plus an amount equal to 1.00% per annum on the loan outstanding for the period from January 9, 2009 until February 12, 2009; (2) $75,000 of principal repayment that was due February 2009 was postponed until May 2009; (3) the margin on the facility increased by 1.00% to 3.125% per annum; (4) regular principal payments will resume as of August 2009; (5) the Company and its subsidiaries, Primelead Ltd. and Primelead Shareholders, have ensured and will ensure that Ocean Rig maintains $180,000 in restricted cash in accounts with Nordea Bank and DnB Nor Bank from February 12, 2009 through May 12, 2009; (6) beginning June 12, 2009, the Company will make monthly deposits of $16,700 up to the amount of the next scheduled payment under the facility, and (7) if the Company issues equity, bonds or other unsecured debt, then upon completion of such issue, the Company will repay an amount equal to (i) 100% of the net proceeds from the first batch of $100,000 of shares sold, (ii) 50% of the net proceeds from the second batch of $100,000 of shares sold, (iii) 25% of the net proceeds from the third and fourth batch of $100,000 of shares sold, and (iv) 0% of the net proceeds from any additional shares sold above the first $400,000 of shares sold. As per this clause, the Company has repaid $195,000 of this credit facility from the proceeds of the January 28, 2009 ATM Equity Offering with Merrill Lynch as sales agent. The waiver agreement expires August 12, 2009.

On April 15, 2009, the Company entered into a covenant waiver and amendment agreement with respect to its $90.0 million credit facility with Piraeus Bank, providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility to 2% per annum from January 4, 2009 until March 31, 2011 and 1.5% per annum from March 31, 2011 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips as guarantor until March 31, 2011.

On April 15, 2009, the Company entered into a covenant waiver and amendment agreement with respect to its $130.0 million credit facility with Piraeus Bank, providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility to 2% per annum from January 4, 2009 until March 31, 2011 and 1.5% per annum from March 31, 2011 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips until March 31, 2011.

The Company's subsidiary Ocean Rig was in compliance with all the debt covenants as of March 31, 2009.

The DryShips loans referred to above are secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business, and maintaining an established place of business in the United States or the United Kingdom. In addition, the vessel owning companies are not permitted to pay any dividends to

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.    Long-term Debt – (continued):

DryShips Inc. nor DryShips Inc. to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity.

In terms of the loan agreement, the Company is required to hold bank deposits which are used to fund the loan installments coming due. These funds can only be used for the purposes of loan repayments and are shown as "Restricted cash" under current assets that at December 31, 2008 and March 31, 2009 amounted to $320,560 and $506,837, respectively, in the accompanying unaudited interim condensed consolidated balance sheets. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements.

Included in the Restricted cash balances above are minimum required cash deposits, as defined in the loan agreements, which amounted to $280,000 and $460,000, at December 31, 2008 and March 31, 2009 respectively and are classified as current assets, respectively, in the accompanying unaudited interim condensed consolidated balance sheets.

11.    Derivatives:

Under SFAS No. 157, the method used in the measurement of the fair value of the below financial instruments fell into level 2 of the fair value hierarchy for ranking the quality and reliability of the information used to determine fair values.

For assets, the information is presented as follows:

	Fair Value Measurements at Reporting Date Using
	March 31, 2009	Significant Other Observable Inputs (Level 2)
Derivatives	$1,096	$1,096
Total	$1,096	$1,096

For liabilities, the information is presented as follows:

	Fair Value Measurements at Reporting Date Using
	March 31, 2009	Significant Other Observable Inputs (Level 2)
Derivatives	$193,396	$193,396
	$193,396	$193,396

11.1 Interest rate swaps, cap and floor agreements: As of December 31, 2008 and March 31, 2009, the Company had outstanding eight and thirty, respectively, interest rate swap, cap and floor agreements respectively maturing from June 2011 through November 2017. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

The fair value of each of these thirty interest rate swaps, cap and floor agreements equates to the amount that would be received or paid by the Company if the agreements were cancelled. The aggregate fair value of all such agreements at December 31, 2008 was an asset of $779 and a liability of $204,999 and at March 31, 2009 was an asset of $1,096 and a liability of $193,396 which amounts are included in "Financial instruments" in the accompanying unaudited interim condensed consolidated balance sheets. A loss of $6,074 and a gain of $8,718, respectively, are included in "(Loss)/Gain on interest rate swaps" in the accompanying unaudited interim condensed consolidated statements of income for the period ended  March 31, 2008 and 2009.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.    Derivatives-(continued):

11.1 Interest rate swaps, cap and floor agreements-(continued):

As of December 31, 2008 and March 31, 2009, deposits (margin call) of $15,700 and $15,900, respectively, $20,200 and $20,500 for Hull 1865 and Hull 1866, respectively, were paid and were recorded as deposits in "Other non current assets" in the accompanying unaudited interim condensed consolidated balance sheets. These deposits are required by the counterparty due to the market loss in the swap agreements for the year ended December 31, 2008 and March 31, 2009.

11.2 Interest rate swap agreements: As of December 31, 2008, the Company had three interest rate swap agreements outstanding maturing on September 17, 2013. The fair value of these agreements equate to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company. Such fair value at March 31, 2009, was a liability of $43,470.

As of March 31, 2009, the Company's three interest rate swaps that qualified as cash flow hedges and the changes in their fair value of a gain of $3,704 is reflected in "Accumulated other comprehensive loss" in the accompanying unaudited interim condensed consolidated statements of stockholders equity.

11.3 Forward contracts: As of March 31, 2009 the Company had outstanding eight forward contracts to sell $12,000 for NOK 80.8 million. Such fair value at March 31, 2009 was an asset of $6.
The change in the fair value of such agreements for the year ended March 31, 2009 amounted to a loss of $1,595, and is reflected under "Other, net" in the accompanying unaudited interim condensed consolidated statements of income.

12.    Capital Stock and Additional Paid-in Capital:

On January 12, 2009 the Company agreed to transfer its interests in the owning companies of three Capesize newbuildings to an entity that is not affiliated with the Company. On March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of Central Mare Inc.

In January 2009, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to $500,000 of its common shares. In the first three months of 2009, the Company issued 71,265,000 shares of common stock with par value $0.01 per share in connection with the Company's at-the-market offering made pursuant to the Company's shelf registration statement on Form F-3 ASR and related prospectus supplement. The net proceeds, after commissions of 2.5% and other issuance fees, amounted to $370,531.

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value $0.01 per share. As of March 31, 2009, no exercise of any purchase right has occurred.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.    Capital Stock and Additional Paid-in Capital-(continued)

Equity incentive plan

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under this Plan officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan were granted to Fabiana for the CEO and interim CFO (Note 5). The shares vest quarterly in eight equal installments with the first, second, third and fourth installments of 125,000 common shares vesting on May 28, 2008, August 28, 2008, November 28, 2008 and February 28, 2009, respectively, in accordance with the consultancy agreement. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). Stock-based compensation expense for the year ended December 31, 2008 and for three-month period ended March 31, 2009 amounted to $31,175 and $9,322, respectively, and is included in "General and administrative expenses - related parties" in the accompanying unaudited interim condensed consolidated statements of income.

The fair value of each share on the grant date was $75.09. The fair value of the non-vested shares granted amounted to $75,090 and will be recognized as compensation in the accompanying unaudited interim condensed consolidated statements of income over the two-year vesting period quarterly in eight equal installments.

On October 2, 2008, the Company's Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 fully vested shares and 9,000 non vested common shares were granted to the non-executive directors. The non-vested common shares will vest evenly over a three- year period with the first vesting date commencing on January 1, 2009.

For the director vested shares, the fair value of each share on the grant date was $33.59. The fair value of the non-vested shares granted amounted to $302 and will be recognized as compensation in the accompanying unaudited interim condensed consolidated statements of income over the vesting period.

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan were granted to an executive of the Company.

The shares will vest in annual installments of 42,373 and 28,249 shares on March 1, 2010 and 2011, respectively.

As of December 31, 2008 and March 31, 2009, there was $44,192 and $34,846, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3 years. The amount of $9,346 is recorded in "General and administrative expenses" and "General administrative related party" amounting to $24 and $9,322, respectively.

The total fair value of shares vested during the three-month period ended March 31, 2009 was $9,411.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.    Segment information:

The table below presents information about the Company's reportable segments as of March 31, 2009 and for the three-month period then ended. No comparative information is disclosed as the Company acquired control of Ocean Rig and entered into the two drillship construction contracts subsequent to March 31, 2008. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company's unaudited interim condensed consolidated financial statements.

	Drybulk carriers	Drilling Rigs	Total
Revenues from external customers	$97,602	99,014	196,616
Depreciation	28,972	19,445	48,417
Income tax expenses	-	2,901	2,901
Net income / (Loss)	(156,351)	34,550	(121,801)
Interest and finance cost	16,436	12,541	28,977
Interest income	622	1,798	2,420
Total assets	2,453,877	2,395,303	4,849,180

14.    Earnings per share:

Earnings per share has been calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if non-vested common stock was vested. All of the Company's shares (including non-vested common stock issued under the Plan) participate equally in dividend distributions. For the purpose of calculating basic earnings per common stock, any non-vested shares are not considered outstanding until the time-based vesting restriction has elapsed.

In addition, dividends declared during the period for non-vested common stock are deducted from net income as reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested common stock are not deducted from net income as reported since such calculation assumes non-vested common stock is fully vested from the grant date. However, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested common stock is outstanding.

Non-vested, participating restricted share units did not impact basic loss per share due to loss in 2009; see Note 2, "New Accounting Pronouncements," for additional information related to the adoption of EITF 03-6-1.

The Company had no dilutive securities for the three-month period ended March 31, 2008. For the three-month period ended March 31, 2009, the dilutive effect of the non-vested common stock outstanding under the Company's 2008 Equity Incentive Plan is included in shares outstanding for purposes of computing diluted earnings per share. The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.    Earnings per share-(continued):

	For the three month period ended March 31,
	2008	2009
Net income/(loss) available to common stockholders	$175,023	$(121,801)

Weighted average common shares outstanding, basic and diluted	38,213,975	109,085,118

Earnings/(loss) per share, basic and diluted	$4.58	$(1.12)

15.    Commitments and Contingencies:

15.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

On March 15, 2008, the Company entered into a Memorandum of Agreement for the sale of the vessel MV Lacerta for $55,500. In November 2008, the Company commenced arbitration proceedings against the buyers due to the buyers' repudiation of their obligations under the memorandum of agreement and failure to take delivery of the vessel MV Lacerta.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, for a price of approximately $63,400. On January 29, 2009 the Company reached an agreement with the buyers whereby the price was  reduced to $36,000. The MV Toro is currently employed in the spot market.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.    Commitments and Contingencies-(continued):

As part of the agreement the buyers released the deposit of $6,300 to the Company immediately and made a new deposit of $1,500. If the buyers fail to remit the remainder of the new purchase price, the Company will retain the vessel and will be entitled to claim compensation for the difference between the current market price and the original contract price of $63,400. The vessel was expected to be delivered to the buyers by April 2009. However, on February 13, 2009, the Company proceeded with the cancellation of the sale agreement because Buyers failed to pay the new deposit of $1,500. The Company has commenced arbitration proceedings for the difference between the current market price and the original contract price of $63,400.

On January 29, 2009, the Company entered into an agreement to cancel the previously announced acquisition of the 2005-built Panamax drybulk carrier MV Petalidi for a purchase price of $61,000 from an unrelated third party. The Company and the seller have mutually agreed to cancel the Memorandum of Agreement to acquire the vessel in consideration of a payment of $8,000 to the seller and the seller's retention of the $6,100 deposit that was previously paid. The London arbitration and the New York proceeding between the Seller and the Company are both being discontinued.

A contingent liability of $3,143 has been recognized, based on a claim from an investment bank in relation to the Company's acquisition of Ocean Rig. The maximum amount in dispute related to this claim is $24,000.

In July 2006, Ocean Rig commenced London arbitration proceedings against Irving Shipbuilding, Inc. ("ISI") in relation to ISI's role in the completion of Eirik Raude in 2001 and 2002. The proceedings principally concern ISI's financial management of the project in respect of which Ocean Rig will seek substantial damages from ISI.

On March 5, 2009, a complaint against the Company's current board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. No estimate of a possible loss, if any, can be made.

15.2 Purchase obligations:

As of March 31, 2009, the Company has entered into separate memoranda of agreement and shipbuilding contracts to acquire five vessels and two drillships newbuilding ultra deep water drilling rigs, namely H1865 and H1866.

In addition, during 2008 the Company entered into share purchase agreements to acquire the equity interests of Drillships Holdings Inc which owns two newbuilding ultra deep water drilling rigs under construction identified as Hull 1837 and Hull 1838.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.    Commitments and Contingencies-(continued):

15.2 Purchase obligations-(continued):

The following table sets forth the Company's contractual obligations and their maturity dates as of March 31, 2009:

	Total	1 year	2-3 years
Obligations
Vessels
Shipping contracts	$43,912	$43,912	-
Newbuilding purchases	178,354	107,819	70,535
Drillships
Shipbuilding contracts	1,157,432	129,696	1,027,736
Total	$1,379,698	$281,427	$1,098,271

16.    Pension and retirement benefit obligation:

DryShip's fully consolidated subsidiary, Ocean Rig ASA has five retirement benefit plans for employees managed and funded through Norwegian life insurance companies. The pension plans cover 244 employees. The pension scheme is in compliance with the Norwegian law on required occupational pensions.

The Company uses a January 1 measurement date for net periodic benefit cost and a December 31 measurement date for benefit obligations and plan assets.

The change in projected benefit obligation, change in plan assets, funded status and the amounts recognized in the accompanying unaudited interim condensed consolidated balance sheets are shown in the table below:

March 31, 2009
Components of net periodic benefit cost
Expected return on plan assets	$(91)
Service cost	891
Interest cost	73
Amortization of prior service cost	38

Net periodic benefit cost	911

Increase in minimum pension liability included in other comprehensive loss	$333

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.    Income Taxes:

17.1 Drybulk Carrier Segment

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which the vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of income.

17.2 Drilling Rig Segment

Ocean Rig ASA, a consolidated subsidiary, is incorporated and domiciled in Norway, and as such, is subject to Norwegian state and federal income tax. The statutory Norwegian tax rate on all taxable income is 28%.

For corporate shareholders that are tax residents in Norway, such as Ocean Rig ASA and its Norwegian subsidiaries, dividends received and capital gains on the sale of shares in Norwegian corporate subsidiaries are taxable under the participation exemption method. Under the participation exemption method, 3% of the qualifying net annual income is taxed at the statutory rate of 28%. Losses on sale of shares may reduce the qualifying net annual income, but will not create a loss carry-forward.

Consequently, Ocean Rig ASA expects 3% of dividends from its Norwegian subsidiaries and capital gains from sales of investments in its Norwegian subsidiaries to be taxed at the rate of 28%, i.e., a total effective tax rate of 0.84%.

Dividends and capital gains on the sale of shares in subsidiaries which are residents of the Marshall Islands (currently held by Ocean Rig 1 AS and Ocean Rig 2 AS) do not qualify for the Norwegian participation exemption. Such subsidiaries will also be regarded as taxable by Norway pursuant to the Norwegian CFC (Controlled Foreign Corporation) provisions if they are owned by a Norwegian parent company at year end.

Dividends and capital gains on the sale of shares in subsidiaries which are residents of other foreign countries may or may not qualify for the participation exemption, depending on the circumstances.

Dividends paid from the Norwegian companies to foreign shareholders may be subject to withholding tax, but are, subject to certain conditions, exempt from withholding tax if the shareholder is resident in an EEA member state. There is no withholding tax on capital gains on the sale of shares in Norwegian limited liability companies by foreign shareholders, provided the shares are not held in connection with business activities conducted in Norway.

As part of the ongoing restructuring of the Ocean Rig companies, Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS are currently under liquidation. Upon distribution of assets from the liquidating companies, the liquidating companies will be taxed on the difference between the fair value of the assets distributed and the tax basis of such assets at the statutory tax rate Any remaining loss carry-forwards in the liquidated companies will be lost. If the receiving parent company is a Norwegian resident, it will be taxed as if its shares in the liquidating company were realized under the participation exemption method. Ocean Rig 1 AS and Ocean Rig 2 AS shares in Ocean Rig 1 Inc and Ocean Rig 2 Inc, respectively, will not qualify under the participation exemption method as these companies are resident in low-tax jurisdictions outside the EEA and, therefore, the resulting gain, if any, would be taxable at the statutory tax rate.

For the remaining Norwegian companies, taxation in future years is expected to continue as outlined above, unless Norwegian tax law is amended.

Taxable income may be offset by loss carry-forwards in the Norwegian company itself or in the other Norwegian companies of the group.

Ocean Rig ASA's provision for income taxes of $2,901 relates only to current tax expense:

Period Ended March 31, 2009
Current provisions	$2,901

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2009
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.    Subsequent Events:

18.1 On April 26, 2009, the vessel Saldanha, which is owned by the Company's subsidiary, Team–Up Owning Company Limited and was seized by pirates while transporting coal through the Gulf of Aden in February 2009, was released by the pirates.

18.2 On April 8, 2009, the Company's subsidiary, Ocean Rig, entered into a drilling contract with Petróleo Brasileiro S.A. for a three-year term for the Leiv Eiriksson for exploration drilling in the Black Sea at a maximum day rate of $583, including an incentive bonus.

18.3 On April 30, 2009, the Company's Board of Directors authorized management to close in the second quarter of 2009 the transactions contemplated by the Share Purchase Agreement entered into on October 3, 2008, for the acquisition of DrillShips Holdings Inc., which owns the newbuilding contracts for drillship Hulls 1837 and 1838.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: May 6, 2009	By:	/s/ George Economou
George Economou
Chief Executive Officer

SK 23113 0002 989649 v6